LAW OFFICES
                                CAPLIN & DRYSDALE
                                    CHARTERED
                             ONE THOMAS CIRCLE, N.W.
                           WASHINGTON, D.C. 20005-5802
                                      -----
                                 (202 ) 862-5000

                            FACSIMILE (202) 429-3301




                                                   July 11, 1997



American Skandia Advisor Funds, Inc.
One Corporate Drive
Shelton, Connecticut  06484

Dear Sirs:

                  You have requested our opinion on an issue relating to the taxability of the funds (each a "Fund" and together the "Funds") comprising the American Skandia Advisor Funds, Inc. (the "Company") as regulated investment companies ("RICs") under part I of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). More specifically, you have requested our opinion on whether a marketing arrangement involving the issuance of bonus shares to purchasers of a particular class of shares of each Fund will give rise to nondeductible "preferential dividends" within the meaning of section 562(c) of the Code.

                  For purposes of this opinion, it is assumed that each Fund will satisfy all other requirements applicable to RICs under part I of subchapter M of the Code, and that the dividends declared and paid by the Funds will otherwise qualify as deductible, nonpreferential dividends. Our opinion is based upon our understanding of the relevant facts and the status of this marketing arrangement under the Federal securities laws, which are summarized below.





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                                      - 2 -



                                 RELEVANT FACTS

                  The Company was organized as a Maryland corporation on March 5, 1997, and constitutes an open-end management investment company within the meaning of the Investment Company Act of 1940, 15 U.S.C. ss. 80a-1 et seq., (the "1940 Act"). The Company is comprised of ten separate Funds, each of which is intended to qualify and be taxed as a RIC under part I of subchapter M of the Code. Five of the Funds will operate as "Feeder Funds" under a master-feeder structure; each of the Feeder Funds will be exclusively invested in a single underlying portfolio of securities that is part of the American Skandia Master Trust. The five non-feeder Funds will hold their own diversified securities portfolios.

                  American Skandia Investment Services, Inc. ("ASISI") will serve as investment manager of the five non-feeder Funds and for the portfolios in which the five feeder Funds are invested. For each Fund or portfolio for which ASISI serves as investment manager, an unrelated sub-advisor will actually manage the securities portfolios.

                  American Skandia Marketing, Inc. ("ASM"), a company affiliated with ASISI,1 will serve as the principal underwriter and distributor of each Fund pursuant to an underwriting agreement initially approved by the Board of Directors of the Company. ASM will bear all expenses of providing services pursuant to the underwriting agreement, including the payment of commissions to broker-dealers that effect the sale of Fund shares through selling agreements with ASM.

                  Pursuant to Rule 18f-3 under the 1940 Act, 17 C.F.R. ss. 270.18f-3, each Fund will offer four classes of shares, designated as Classes A, B, C, and X. Consistent with the requirements of Rule 18f-3, the Company has adopted a distribution and service plan for each class of shares pursuant to Rule 12b-1 under the 1940 Act. 17 C.F.R. ss. 270.12b-1. The 12b-1 plan for each class of shares provides for the payment of fees to ASM, the principal underwriter, as compensation for its costs and services in distributing the shares and servicing the shareholder accounts of that class. As required under Rule 18f-3, the 12b-1 fees to be paid to ASM with respect to each class of shares are borne solely by the shareholders of that class, i.e., are charged proportionately against the net asset value of all shares in that class. As further required under Rule 18f-3, the Board of Directors of the Company, including a majority of the directors who are not interested persons of the Company within the meaning of the 1940 Act, have determined that each 12b-1 plan is in the best interests of each plan individually and the Company as a
--------
1  ASISI and ASM are members of an affiliated group of U.S.
corporations, of which Skandia U.S. Investment Holding Corp. is the common parent.


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                                      - 3 -



whole. Pursuant to Rule 12b-1, the 12b-1 plan for each class of shares must be approved annually by the Company's Board of Directors, including a majority of its disinterested directors, and may be terminated at any time.

                  Other than the 12b-1 fees allocated to the shares of each class, all expenses of each Fund are borne by the Fund and allocated proportionately against the net asset values of all outstanding Fund shares, regardless of class. Similarly, the dividends declared and paid by each Fund with respect to any outstanding share, regardless of class, will vary from the distributions paid on all other shares solely as a result of the allocation of 12b-1 fees.

                  Apart from the distribution expenses paid through the 12b-1 fees, the various classes of Fund shares are subject to front-end sales charges or contingent deferred sales charges ("CDSCs"), which reimburse ASM for expenses incurred in providing distribution-related services. Such charges are borne at the shareholder level and reduce either the amount invested in a Fund on a shareholder's behalf or the amount of a shareholder's redemption proceeds from a Fund. The amounts payable to ASM in the form of front-end sales charges and CDSCs have been taken into account by the Company's Board of Directors in approving the fees payable to ASM under the 12b-1 plan for each class of shares.

                  The issue addressed in this letter relates to the marketing arrangement and 12b-1 plan for the Class X shares of each Fund. Class X shares will initially be offered only to certain tax-qualified retirement arrangements, including IRAs and SIMPLE IRAs under section 408 of the Code. To promote the sale of Class X shares, ASM, as principal underwriter and distributor of each Fund, has undertaken to purchase for the account of each Class X investor additional Class X shares ("Bonus Shares") equal to 2 1/2 percent of the amount invested by the investor (excluding reinvested dividends). The Bonus Shares will be purchased at net asset value with ASM's assets. ASM intends to finance the cost of its Bonus Share purchases through an unrelated third party; the Funds will not be a party to or in any way obligated under that financing transaction.

                  ASM expects to recover its cost of purchasing Bonus Shares for Class X Investors out of the fees it will receive under the 12b-1 plan for the Class X shares and the CDSCs payable to it upon redemption of Class X shares. In agreeing to the level of fees payable to ASM under the Class X 12b-1 plan, the Company's Board of Directors was informed that such fees were to provide a source of reimbursement to ASM for the projected cost of the Bonus Shares as well as compensation for ASM's other distribution expenses and services with respect to the Class X shares. Nonetheless, the Funds are under no obligation to make ASM whole for its Bonus Share costs and other Class X distribution expenses, and, as previously noted, the Class X 12b-1 plan


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                                      - 4 -



will be subject to termination by the Company's Board of Directors at any time.

                  The Bonus Share arrangement is in the nature of a sales load reduction, which will reflect ASM's reduced distribution costs for Class X shares. This may be illustrated by comparing the Class X shares with Class B shares. No front-end sales charge will be imposed on purchases of either Class X or Class B shares, redemptions of both classes will be subject to the same CDSCs (grading from 6 percent of the original purchase price down to zero seven years after purchase), and 12b-1 fees will be charged to both classes at an annual rate equal to 1.00 percent of the net asset value of outstanding shares. Thus, the Class X and Class B shares of each Fund will be subject to identical charges and will have the same net asset values. However, under ASM's sales agreements with broker-dealers, it will normally pay commissions from its own resources of
5.5 percent on sales of Class B shares and 3.0 percent on sales of Class X shares. This difference in expected commission costs, equal to 2.5 percent of the amount invested by each Class X investor, represents the amount that ASM will expend for the purchase of Class X Bonus Shares. While the reduced commission costs might have been passed on to Class X investors in the form of lower 12b-1 fees on Class X shares, the purchase of Bonus Shares will instead have the effect of reducing the investors' cost of acquiring Class X shares.

                  The opinion set forth in this letter is specifically premised on our understanding that (i) the Fund's use of 12b-1 fees to reimburse ASM for the cost of the Bonus Shares will represent a distribution expense properly incurred and allocable to Class X shares under SEC Rules 12b-1 and 18f-3; and
(ii) consistent with the requirements of SEC Rule 18f-3, no part of the fees paid or expenses incurred by the Funds, other than the Class X 12b-1 fees, will be intended or have the effect of reimbursing or compensating ASM for its purchase of the Bonus Shares.


                                                     ANALYSIS

1.  Overview of Preferential Dividends Rule.

                  Section 852(a)(1) of the Code provides that a RIC, as defined in section 851, shall not be taxable under part I of subchapter M of the Code unless the RIC's deduction for dividends paid, as defined in section 561, equals or exceeds 90 percent of its taxable income (and 90 percent of its exempt-interest income), subject to certain adjustments.

                  Section 561(a) provides that the deduction for dividends paid includes all dividends paid during the taxable year, and section 561(b) provides that dividends eligible for the dividends paid deduction shall be determined under section 562. Section 562(a) provides as a general rule that dividends eligible


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                                      - 5 -



for the dividends paid deduction shall include dividends described in section 316, which generally describes corporate distributions taxable to shareholders as dividends. However, section 562(c) further provides as follows:

                           The amount of any distribution shall not be
                  considered as a dividend for purposes of computing the dividends paid deduction, unless such distribution is pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that the former is entitled (without reference to waivers of their rights by shareholders) to such preference. . . .

                  The regulations under section 562(c) explain that no dividends paid deduction will be allowed with respect to any distribution upon a class of stock if there is distributed to any shareholder of such class more or less than his pro rata part of the distribution, and that the disallowance extends to the entire amount of the distribution, not merely the preferential part.
Reg. ss. 1.562-2(a). An example in the regulations indicates that the pro rata standard is separately applied to each distribution of dividends paid by a corporation during a taxable year, and that the dividends paid under successive non-pro rata distri-butions are disallowed, even though the combined effect of the distributions is pro rata. Reg. ss. 1.562-2(b) Ex. (1). Accord, Safety Convoy Co. v. Thomas, 139 F.2d 219 (3d Cir. 1943). It follows that a pro rata distribution of dividends during a taxable year qualifies for the dividends paid deduction, even though a separate dividend distribution made during the same taxable year is preferential and nondeductible. Cf. New York
Stocks, Inc. v. Commissioner, 164 F.2d 75, 77 (2d Cir. 1947).

                  The disallowance of preferential dividends originated with the enactment of the dividends paid deduction as part of the Revenue Act of 1936. The deduction was intended to stimulate the distribution of corporate profits to create taxable income at the shareholder level, and the exclusion of preferential dividends was intended to prevent special dividends to shareholders in lower tax brackets. See Black Motor Co. v. Commissioner, 125 F.2d 977, 979-980 (6th Cir. 1942). The preferential dividends rule was reenacted substantially in its present form as part of the Revenue Act of 1938. The House Ways and Means Committee then described the purpose of the rule as follows:

                  No dividends-paid credit should be allowed in the case of a distribution not in conformity with the rights of shareholders generally inherent in their stock-holdings, whether the preferential distribution reflects an act of injustice to shareholders or a device acquiesced in by shareholders, rigged with a view to tax avoidance. . . . The committee believes
                  that no distribution which treats shareholders with


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                                      - 6 -



                  substantial impartiality and in a manner consistent with their rights under their stockholding interests, should be regarded as preferential by reason of minor differences in valuations of property distributed. [H.R. Rep. No. 1860, 75th Cong., 3d Sess. 23 (1938).]

                  The Tax Court has concluded on the basis of this legislative history that where a distribution is made available in conformity with the rights of each stockholder, where no act of injustice to any stockholder is contemplated or perpetrated, where there is no suggestion of a tax avoidance scheme, and where each stockholder is treated with absolute impartiality, the distribution is not preferential within the meaning of the statute. [United Artists Theatre Circuit, Inc. v. Commissioner, 1 T.C. 424, 430 (1943).]2

                  The clear import of the preferential dividends rule is to disallow the dividends paid deduction to any declared or constructive dividend that has the effect of diverting corporate earnings to a shareholder or group of shareholders that would otherwise be available for pro rata distribution to other shareholders based on the rights inhering in the corporation's classes of stock. In other words, the distribution of preferential dividends involves an act of "discrimination" inconsistent with the dividend rights inhering in a corporation's stock or classes of stock. See National Securities Series Industrial Stocks Series v. Commissioner, 13 T.C. 884, 888 (1949), acq. 1950-1 C.B. 4.

                  Absent such corporate-level discrimination among shareholders, there is no published authority treating an actual or constructive dividend distribution as preferential. For example, the fact that some shareholders have made higher capital contributions with respect to their shares of stock does not cause the dividends paid to other shareholders to be preferential. See Elmore Milling Co. v. Commissioner, 42 B.T.A. 1410 (1940), acq. 1941-1 C.B. 4. Therefore, though not expressly linked to this rationale or the related authority, the Internal Revenue Service has long and consistently accepted that differing sales load charges borne by a RIC's shareholders, and thus differing per share acquisition costs, do not give rise to preferential dividends.3
--------
                  2 There has been little recent authority addressing the purpose and scope of the preferential dividends rule, but there is no indication that its reenactment in the 1954 and 1986 Codes was intended to have any different effect.
3  See, e.g., PLR 9049016 (Sept. 7, 1990); PLR 8746045 (Aug.
18, 1987).


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                                      - 7 -




2. Pro Rata Distributions to Class X Shareholders.

                  If the Class A, B, C, and X shares of each Fund are treated as separate classes of stock for purposes of section 562(c), and assuming that the dividend rights of each separate class are observed, the Bonus Share arrangement will give rise to an impermissible preference under section 562(c) only if it gives rise to non-pro rata dividend distributions among Class X shareholders.

                  The Funds' classes of shares have been established as separate classes pursuant to the Company's Articles of Incorporation and are treated as such under SEC Rule 18f-3. Moreover, the Company's Articles of Incorporation provide for differences in dividends among the classes of Fund shares by reason of expenses that the Company's Board of Directors determines to be attributable, and which are charged, to each separate class. We are aware of no published authority suggesting that the separate classes of Fund shares should not be treated as separate classes with separate dividend rights for purposes of section 562(c). Cf. Revenue Ruling 89-81, 1989-2 C.B. 226; Revenue Ruling 74-177, 1974-1 C.B. 166.

                  On that basis, it is difficult to see how the Bonus Share arrangement for Class X shares could be regarded as creating any impermissible preference within the meaning of section 562(c). All of the dividends declared and paid on Class X shares -- which are the only Class X dividends for which the Funds would claim dividends paid deductions -- will be equal and pro rata.

                  The issuance of Bonus Shares will not itself be a pro rata distribution on Class X shares since Bonus Shares will be issued at the time of purchase and not concurrently to existing Class X shareholders. However, the Funds will not be claiming a dividends paid deduction or any other deduction that might be disallowed upon the issuance of the Bonus Shares. In this regard, it is important to point out that even before the Internal Revenue Service accepted that non-pro rata distributions made by RICs on the redemption of shares qualified for the dividends paid deduction, the Service did not dispute that regular pro rata dividends paid in the same year qualified for the dividends paid deduction. See New York Stocks, Inc. v.
Commissioner, supra, at 77.4

--------
4 The Service subsequently acquiesced in a decision holding that distributions in redemption qualified for the dividends paid deduction and issued a revenue ruling to that effect. See National Securities Series - Industrial Stocks Series, 13 T.C. 884 (1949), 1950-1 C.B. 4; Revenue Ruling 55-416, 1955-1 C.B.
416.


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                                      - 8 -



                  Moreover, since a Fund will issue Bonus Shares only upon receipt of a purchase payment from ASM equal to the net asset value of the Bonus Shares, the Fund itself will not incur any economic detriment upon such issuance that might be characterized as a distribution of property to Class X share-holders in their capacity as such. Therefore, we do not believe that a Fund's issuance of Bonus Shares can by itself be characterized as a distribution on stock, much less a preferential distribution within the scope of section 562(c).
See Reg. ss. ss. 1.316-1(a)(1) and 1.301-1(c); Citizens Bank & Trust Co. v. United States, 580 F.2d 442 (Ct. Cl. 1978); McCabe Packing
Co. v. United States, 809 F. Supp. 614 (C.D. Ill. 1992).

                  Although the issuance of Bonus Shares does not by itself have the characteristics of a dividend distribution, it might be argued that the overall effect of the arrangement will be equivalent to the distribution of dividends by the Funds because the Funds will indirectly bear all or part of the cost of the Bonus Shares through the payment of 12b-1 fees to ASM. That is, some portion of the 12b-1 fees payable with respect to Class X shares might be viewed as an indirect or constructive distribution of Fund property to Class X shareholders used to cover the cost of their Bonus Shares. One response to such a characterization is that there will be no direct linkage between the Bonus Share purchases and the payment of 12b-1 fees; the Funds will have no obligation to reimburse ASM for its actual costs in purchasing the Bonus Shares, and the 12b-1 plans will be terminable by the Funds at any time.

                  More fundamentally, however, we believe such a constructive dividend theory proves too much, for it would be equally applicable in every case in which a RIC's payment of 12b-1 fees enables its shares to be offered to investors at a lower price because of reduced front-end sales charges. In all such cases, the RIC shareholders derive a benefit in the form of a reduced cost for the shares they acquire, which is precisely the benefit conferred by the Bonus Share arrangement. Moreover, in all such cases that benefit can reasonably be viewed as derived from the RIC's payment of 12b-1 fees out of its assets. However, since the 12b-1 fees are charged to the shareholders who derive that benefit, the net effect is merely a difference in the manner in which a RIC's distribution expenses are borne by its shareholders.

                  It is important to point out in this regard that, while a corporation's stock issuance expenses are ordinarily non-deductible, the Internal Revenue Service has long held that stock issuance expenses paid out of a RIC's assets are deductible as ordinary and necessary business expenses under section 162. See Revenue Ruling 73-463, 1973-2 C.B. 34. Moreover, the Service has expressly ruled that this principle applies to distribution expenses paid through 12b-1 fees. See Revenue Ruling 94-70, 1994-2 C.B. 17. Since these rulings recognize that a RIC's distribution expenses might otherwise be paid at the shareholder level, the indirect shareholder benefit flowing from the payment of such expenses out of RIC assets is well understood. Nonetheless, the treatment of such payments as ordinary and necessary business expenses precludes their characterization as constructive or indirect dividends to shareholders.

                  Lastly, even if a portion of the 12b-1 fees paid by the Funds with respect to Class X shares could be viewed as a form of constructive or indirect distribution for the collective benefit of Class X shareholders, it would not necessarily follow that such constructive distributions were preferential.5 The 12b-1 fees will be borne pro rata by all Class X shareholders, and we can see no basis to conclude that any group of Class X shareholders will derive a disproportionate benefit from the payment of the 12b-1 fees. The only benefit derived by the Class X shareholders themselves will be the Bonus Shares credited at the time of purchase, and that benefit will have been proportionate to the amount invested by each Class X shareholder.

                  Therefore, assuming that the Class X shares are respected as a separate class of stock for purposes of section 562(c), the Bonus Share arrangement should not give rise to preferential dividends.

3.  Possible Single-Class View and Revenue Procedure 96-47.

                  It is far from clear, however, that the Internal Revenue Service would agree that the separate classes of Fund shares are to be treated as separate classes for purposes of section 562(c). Over the last decade, the Service has issued more than two hundred private letter rulings addressing "preferential dividend" and other Federal income tax issues relating to multi-class RICs that have differing distribution and service arrangements for different classes of shares. Although the Service has not been consistent in its view of such multi- class RICs, in recent years it has taken the position that the differing distribution and service arrangements and the differing charges imposed with respect to such arrangements are not sufficient to give rise to separate classes of stock for purposes of section 562(c).6

--------
5 On that view, it would arguably follow that such portion could not be deducted by the Funds as ordinary and necessary business expenses under section 162 and could be deducted, if at all, only under sections 852(b)(2)(D) and 561. However, amounts disallowed as ordinary and necessary business expenses and treated as constructive dividends qualify for the dividends paid deduction if non-preferential. See H. Schwartz Corp. v.
Commissioner, 70 T.C. 728 (1973).
6 See, e.g., PLR 9529014 (Apr. 20, 1995); PLR 9529017 (Apr. 21, 1995).

                  Consistent with the single-class view adopted in the private letter rulings, the Service has concluded that certain expenses of a RIC, such as investment advisory and custodial fees, must be charged proportionately against the net asset values of all RIC shares in order to avoid preferential dividends under section 562(c). However, the Service's private letter rulings have accommodated dividend variations attributable to 12b-1 fees and certain shareholder servicing expenses allocated to particular classes of RIC stock by treating such expenses as indirect shareholder expenses, rather than RIC-level expenses. The Service has reasoned that 12b-1 fees are properly characterized as shareholder expenses because the fees are a substitute for front-end sales loads and CDSCs, and a RIC is reimbursed for these outlays by the shareholders to whom the 12b-1 fees are allocated.7 Conceptually, therefore, the Service has characterized 12b-1 fees as not paid by the RIC itself. These private letter rulings do not constitute official precedent, and our opinion is not issued in reliance on any of these rulings.

                  However, in September of 1996, the Service published Revenue Procedure 96-47, 1996-39 I.R.B. 10, which does constitute an official statement of the Service's position regarding differences in RIC dividends attributable to 12b-1 fees and shareholder servicing expenses charged to different classes of RIC stock pursuant to SEC rule 18f-3. Revenue Procedure 96-47 does not address whether different classes of RIC shares established pursuant to Rule 18f-3 constitute a single class or multiple classes for purposes of section 562(c) of the Code; instead, it labels a class of shares established under Rule 18f-3 as a "Qualified Group." Nonetheless, Revenue Procedure 96-47 holds that variations in dividend distributions to shareholders of different Qualified Groups that exist as the result of the allocation to Qualified Groups of expenses relating to differing distribution and shareholder servicing arrangements do not give rise to preferential dividends under section 562(c).8 The determination of whether different groups of shares have different arrangements for distribution and shareholder servicing is to be made in a manner consistent with the SEC's interpretation of the analogous requirements of Rule 18f-3. See Revenue Procedure 96-47, ss. 3.02.

--------
7 Id.
8 Revenue Procedure 96-47 also allows variations in dividend distributions among Qualified Groups that result from allocations of other expenses (excluding advisory fees and other expenses related to the management of a RIC's assets), but provides that such other expenses may be allocated by net asset value, regardless of Qualified Group, or on the basis of the amount incurred on behalf of each Qualified Group. Rev. Proc.
96-47, ss. 3.04.

                  Assuming the Service will adhere to its unpublished position that the different classes of shares in a multi-class RIC are a single class for purposes of section 562(c), we nonetheless believe that any variation in distributions by the Funds attributable to the Bonus Share arrangement will be of the type permitted under Revenue Procedure 96-47. That is, based on our understanding of the SEC's interpretation of Rule 18f-3 as well as the substance of the Bonus Share arrangement, we believe that the 12b-1 fees paid with respect to the Class X shares are properly treated as expenses for distribution or shareholder servicing within the meaning of section 3.02 of Revenue Procedure 96-47, and thus that variations in distributions attributable to the allocation of those fees would not be preferential dividends under Revenue Procedure 96-47.

                  The Service might contend, however, that Revenue Procedure 96-47 was not intended to encompass variations in distributions attributable to incentive arrangements under which 12b-1 fees are indirectly used to provide an additional benefit to shareholders of a particular class, rather than being used to pay customary distribution expenses. We note in this regard that, prior to the publication of Revenue Procedure 96-47, the Service had issued two private letter rulings which held that the use of 12b-1 fees to provide frequent flyer miles to holders of particular classes of RIC shares did not give rise to preferential dividends; the Service subsequently revoked those private letter rulings on the ground that they no longer reflected the views of the Service. See PLR 9147021 (Aug. 15, 1991) and PLR 9334019 (June 1, 1993) revoked by PLR
9535041 (June 2, 1995). It is not clear whether the Service would take the same position following the publication of Revenue Procedure 96-47.

                  In any event, we believe the shareholder benefit in the frequent flyer rulings was very different from that to be derived by Class X investors through the Bonus Share arrangement. Under the facts of those rulings, 12b-1 fees were used to provide an in-kind benefit to RIC shareholders in the form of periodic awards of frequent flyer miles. Apart from concerns the Service may have had regarding the income tax treatment of those in-kind distributions at the shareholder level,9 the 12b-1 fees were clearly being used to provide an ongoing economic benefit to shareholders, not just a reduction in the cost of RIC shares. In contrast, the combination of the Bonus Shares and Class X 12b-1 fees will not involve any periodic flow of economic benefits to
--------
9 As a general rule, a corporate shareholder realizes and recognizes gross income equal to the fair market value of any in-kind dividend distribution received with respect to stock. See, e.g., Melvin v. Commissioner, 88 T.C. 63
(1987), aff'd on other issues, 894 F.2d 1072 (9th Cir. 1990); Ireland v. United States, 621 F.2d 731 (5th Cir. 1980). It is not clear, however, whether any taxable value was imputed or reported with respect to the frequent flyer awards.

Class X shareholders and will not differ in substance from other arrangements permitted under Revenue Procedure 96-47. That is, as in other cases where 12b-1 fees function as a substitute for front-end sales charges, the benefit derived by Class X investors will be a reduction in the cost of Class X shares. However, the level of 12b-1 fees not only will enable the Class X front-end sales charges to be reduced to zero, but in effect will enable ASM to distribute the Class X shares with a negative front-end sales charge. Although this form of price adjustment is not usual, it has no different economic effect than other load adjustments recognized under Revenue Procedure 96-47.10

                  We  note,  however,   that  the  variations  in  distributions
permitted under Revenue Procedure 96-47 require that "[t]he rights and obligations of the shareholders of each Qualified Group are fixed in the corporation's organizing documents." Revenue Procedure 96-47, ss. 3.05. The term "organizing documents" is not defined. It is our understanding that ASM's undertaking to purchase Bonus Shares on behalf of Class X shareholders is set forth in the registration statement and prospectuses for the Funds, but is not set forth in any other governing documents for the Funds. We do not know whether the Service would construe section 3.05 of Revenue Procedure 96-47 to mean that the issuance of Bonus Shares to Class X Investors is a shareholder "right", and, if so, whether it would regard the Funds' registration statement and prospectuses as "organizing documents". In principle, we cannot see any reason why the Bonus Share arrangement would be held to any different documentary requirement than applies to front-end sales charges or CDSCs, which are generally described in registration statements and prospectuses, but not fixed in a RIC's organizational documents. Nonetheless, Revenue Procedure 96-47 represents the Service's own unilateral statement of position, and it would not be precluded from taking a restrictive view of its terms.


                                   CONCLUSION

                  Whatever uncertainty there may be concerning the scope of Revenue Procedure 96-47 or the status of Class X shares as a separate class of stock for purposes of section 562(c), the ultimate legal issue is whether the Bonus Share arrangement involves any form of "discrimination" proscribed by section 562(c). As discussed earlier, we believe this issue turns on
--------
10 In terms of realizable redemption value, ASM's purchase of Bonus Shares will place a Class X shareholder in the same position as if the Class X shares were subject to a lower rate of 12b-1 fees and a lower CDSC for a period of time. For example, for a Fund with a pre-12b-1 fee rate of return of 10%, a Class X investor will be in essentially the same position as if no 12b-1 fees were imposed for the first two years and eight months, and the CDSC was reduced for the same period.

whether a corporation's actual or constructive dividends have the effect of diverting to one shareholder or a group of shareholders corporate earnings that would otherwise be available for distribution to other shareholders based on the rights inhering in their stock. In this context, therefore, we would characterize the issue as whether the Bonus Share arrangement for Class X shareholders is in any way subsidized by, or detrimental to, other shareholders of the Funds. Based on our understanding of the facts set forth above, it clearly is not. For whether the cost of the Bonus Shares is considered to be borne by ASM or by the Class X shareholders by reason of the 12b-1 fees allocated to the Class X shares, it is clear that the arrangement is not affecting the earnings distributable to other shareholders.

                  Based upon the foregoing analysis and our understanding of the relevant facts (including the consistency of the Bonus Share arrangement with applicable requirements under SEC Rule 18f-3), it is our opinion that the Bonus Share arrangement for Class X shares of the Funds will not cause dividends paid by the Funds to be characterized as "preferential dividends" within the meaning of section 562(c) of the Code. We can give no assurance that the Internal Revenue Service will agree with this position, or that if the Service were to assert a contrary position upon examination of the Funds and the issue were litigated, that such a contrary position would not ultimately be sustained by the courts. However, based upon the relevant Code provisions currently in effect and existing published authorities, it is our further opinion that, if the Service were to assert such a contrary position, and if the Funds were to litigate their entitlement to the dividends paid deduction, the Funds' position would be sustained by the courts.

                                               Very truly yours,



                                               /s/ CAPLIN & DRYSDALE, CHARTERED
                                               CAPLIN & DRYSDALE, CHARTERED